THE BANK STREET GROUP LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED JUNE 30, 2024

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SEC FILE NUMBER
8-53542

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/23 (MM/DD/YY) AND ENDING 06/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Bank Street Group LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

333 Ludlow Street, South Tower, 3rd Floor
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James H. Henry	203-252-2800	jhenry@bankstreet.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Reid CPA's LLP
(Name – if individual, state last, first, and middle name)

7600 Jericho Turnpike,Suite 400	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

07-13-2013	5861
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, James H. Henry, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Bank Street Group LLC, as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Senior Managing Director

[signature]

Notary Public

TERESA K. BURNS
NOTARY PUBLIC
State of Connecticut
My Commission Expires Sep. 30, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

REID
ACCOUNTANTS • ADVISORS

7600 Jericho Turnpike, Suite 400
Woodbury, NY 11797
P: 516-802-0100 • F: 516-364-9600

462 Seventh Ave, 16th Fl
New York, NY 10018
P: 212-279-8430 • F: 212-279-8462

Reid CPAs, LLP

ReidAdvisorsLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of The Bank Street Group LLC

Opinion on the Financial Statements

We have audited the accompanying financial condition of The Bank Street Group LLC as of June 30, 2024, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Bank Street Group LLC as of June 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Bank Street Group LLC's management. Our responsibility is to express an opinion on The Bank Street Group LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Bank Street Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of The Bank Street Group LLC's financial statements. The supplemental information is the responsibility of The Bank Street Group LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as The Bank Street Group LLC auditor since 2014.

Reid CPAs, LLP

Woodbury, NY
August 26, 2024

THE BANK STREET GROUP LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2024

ASSETS

Cash	$ 1,305,708
Accounts receivable	378,627
Interest receivable	80,862
Fixed assets, net of accumulated depreciation of $57,756	69,033
Right to use asset	675,052
Securities owned, at fair value	18,137,824
Security deposit	56,797
TOTAL ASSETS	$ 20,703,903

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$ 266,271
Deferred retainer income	32,500
Lease liability payable	686,576
TOTAL LIABILITIES	985,347
Members' equity	19,718,556
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 20,703,903

See notes to financial statements

THE BANK STREET GROUP LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2024

REVENUES	
Investment banking and advisory fees	$ 39,207,827
Interest income	476,437
TOTAL REVENUES	39,684,264
EXPENSES	
Employee compensation and benefits	17,768,165
Communications and data processing	135,719
Occupancy	341,754
Professional Fees	611,552
Travel and entertainment	735,030
Regulatory fees	208,257
Information technology services	115,829
Office expenses	43,760
Other operating expenses	1,105,649
TOTAL EXPENSES	21,065,715
NET INCOME	$ 18,618,549

See notes to financial statements

THE BANK STREET GROUP LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2024

BALANCE-BEGINNING OF YEAR	$ 9,961,421
Net Income	18,618,549
Contributions	300,000
Distributions	(9,161,414)
BALANCE-END OF YEAR	$ 19,718,556

See notes to financial statements

THE BANK STREET GROUP LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2024

Cash flows from operating activities	
Net Income	$ 18,618,549
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation expense	34,850
Changes in right of use of assets	12,543
Changes in operating assets and liabilities:	
Accounts receivable	797,426
Interest receivable	15,740
Accounts payable and accrued expenses	(17,978,653)
Deferred retainer income	(607,500)
Net cash provided operating activities	892,955
Cash flows from financing activities	
Contributions	300,000
Distributions	(9,161,414)
Net cash (used in) financing activities	(8,861,414)
Cash flows from investing activities	
Proceeds from sale of securities	36,947,161
Purchase of securities	(29,975,554)
Net cash provided from investing activities	6,971,607
NET CHANGE IN CASH	(996,852)
CASH-BEGINNING OF YEAR	2,302,560
CASH-END OF YEAR	$ 1,305,708
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest paid	$ -
Income tax	$ -

See notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

The Bank Street Group LLC (the "Company"), formed in May 2001 is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) and does not carry or hold securities for customer accounts. There are no liabilities subordinated to claims of general creditors during the year ended June 30, 2024.

As a boutique investment bank, the Company provides merger, acquisition, and financial advisory services to its clients. The Company assists management teams with analyzing, structuring, and executing a wide range of strategic and financial alternatives. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

SIGNIFICANT CREDIT RISK AND ESTIMATES

The Company as a non-clearing broker does not handle any customer funds or securities. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivables. The Company places its temporary cash investments with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to accounts receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different industries and geographic areas. As of June 30, 2024, the Company had no significant concentrations of credit risk.

SECURITIES OWNED AT FAIR VALUE

Marketable securities are value at market value.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (CONTINUED)

REVENUE RECOGNITION

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

The Company provides investment banking services, including merger and acquisitions advisory, private placements of debt and equity capital as well as other related services. Contract agreements for advisory services with clients generally call for monthly retainers and success fees for the performance under the agreement. Revenue for advisory service retainer payments is recognized when earned during an engagement, and deferred revenue is recorded as a liability for the unearned portion at the financial statement date. Success fees for transactions are recognized at the point in time that performance under the arrangement is completed, typically at the closing date of the transaction.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and accounts receivable. The Company maintains cash with a major financial institution. At times, such amounts might exceed Federal Deposit Insurance Corporation ("FDIC") limits.

INCOME TAXES

The Company files its federal income tax as a limited liability company under the provisions of the Internal Revenue Code. Under these provisions, the Company's net income or loss is reported directly on the individual tax return of its members. The members are individually liable for Federal, state and local income taxes.

In addition, recently issued guidance by the Financial Accounting Standards Board (FASB) on Uncertainty in Income Taxes, which was adopted by the Company effective January 1, 2010, had no effect on the financial statements. Management concluded there were no material uncertain tax positions at June 30, 2024, principally because of its status as a non-taxable "pass-through" entity for federal and state income tax purposes.

The Company files U.S. federal income tax returns and state and local income tax returns in Connecticut. Returns filed in these jurisdictions for tax years ended on or after January 1, 2017 are subject to examination by the relevant taxing authorities.

3. FIXED ASSETS

Fixed assets consist of the following at June 30, 2024:

Furniture and fixtures	$126,789
Less – Accumulated depreciation and amortization	(57,756)
Total	$69,033

4. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has signed a new lease agreement which commenced on September 1, 2021 and shall expire on August 31, 2026 for its office facilities, some of which contain provisions for future rent increases or periods in which rent payments are reduced (abated). There are also provisions for additional rent based upon real estate taxes and operating costs of the landlord. In accordance with generally accepted accounting principles.

Certain leases contain renewal options and escalation clauses. Rent expense for the year ended June 30, 2024, aggregated to $341,754 and is included in the Occupancy expense line item on the statement of operations.

In the normal course of business, the Company enters underwriting commitments. Transactions relating to such underwriting commitments that were open at June 30, 2024 and were subsequently settled had no material effect on the financial statements as of that date.

The Company has adopted FASB standard 842 regarding leases, which took effect as of the first day of the fiscal year after June 30, 2019. As of June 30, 2024, the Company recorded a right-of-use asset in the amount of $675,052 and a lease liability in the amount of approximately $686,576. The impact to the Company net capital was a decrease of $11,524. The right-of-use asset is allowable to the extent of an offsetting lease liability.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Firm will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and which requires that the Company maintain minimum net capital, as defined, to be 6-2/3% of aggregate indebtedness of $20,686 whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2024, the Company had net capital of $18,704,343 which exceeded requirements by $18,683,657 The Company had a percentage of aggregate indebtedness to net capital of 1.66% as of June 30, 2024.

7. SUBSEQUENT EVENTS

Management has performed an evaluation of events that have occurred subsequent to June 30, 2024, and through August 27, 2024, the date these financial statements were available to be issued. There have been no material subsequent events that occurred during this period that would require disclosure in this report or would be required to be recognized in the financials statements as of June 30, 2024.

THE BANK STREET GROUP LLC

COMPUTATION OF NET CAPITAL UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGES JUNE 30, 2024 — ***SCHEDULE 1***

NET CAPITAL

Total members' equity	$ 19,718,556
Deductions and/or charges:	
Non-allowable assets	
Accounts receivable	378,627
Other assets	275,830
TOTAL NON-ALLOWABLE ASSETS	654,457
NET CAPITAL BEFORE HAIRCUTS	19,064,099
HAIRCUTS ON INVESTMENT SECURITIES	359,756
NET CAPITAL AFTER HAIRCUTS	$ 18,704,343
AGGREGATE INDEBTNESS	$ 310,295
(A) MINIMUM NET CAPITAL REQUIRED (6 2/3% of total A. I.)	$ 20,686
(B) MINIMUM NET CAPITAL REQUIRED	$ 5,000
NET CAPITAL REQUIREMENT (GREATER OF (A) OR (B)	$ 20,686
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENT	18,683,657
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL	1.66%

There were no material differences with respect to the computation of net capital pursuant to Rule 15c3-1 calculated above and the Company's computation included in Part IIA of Form X-17A-5 as of June 30, 2024.

REID
ACCOUNTANTS • ADVISORS

7600 Jericho Turnpike, Suite 400
Woodbury, NY 11797
P: 516-802-0100 • F: 516-364-9600

462 Seventh Ave, 16th Fl
New York, NY 10018
P: 212-279-8430 • F: 212-279-8462

Reid CPAs, LLP

ReidAdvisorsLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of The Bank Street Group LLC
Stamford, Connecticut

We have reviewed management's statements, included in the accompanying exemption Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5 in which (1) The Bank Street Group LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C..F.R. Section §240.17a-5 because the Company limits its business activities exclusively to private placements of securities and Other -merger and acquisitions, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c-3-3) throughout the most recent fiscal year without exception.

The Bank Street Group LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Bank Street Group LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. Section §240.17a-5 and related SEC Staff Frequently Asked Questions.

Reid CPAs, LLP

Woodbury, NY
August 26, 2024

bankstreet

James H. Henry
Senior Managing Director
(203) 252-2802
jhenry@bankstreet.com

Bank Street Group LLC
333 Ludlow Street
Stamford, CT 06902
www.bankstreet.com

August 19, 2024

Exemption Report July 1, 2023 through June 30, 2024.

Bank Street Group L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities as agent on a best efforts basis, in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and provides mergers and acquisition advisory services; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Bank Street Group L.L.C.

I, James Henry swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

James Henry
Senior Managing Director

7600 Jericho Turnpike, Suite 400
Woodbury, NY 11797
P: 516-802-0100 • F: 516-364-9600

462 Seventh Ave, 16th Fl
New York, NY 10018
P: 212-279-8430 • F: 212-279-8462

Reid CPAs, LLP

ReidAdvisorsLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of The Bank Street Group LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2024. Management of The Bank Street Group LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount report on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2024, with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2024, noting no differences

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences, and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and meet our other ethical responsibilities in accordance with relevant ethical requirements related to our agreed upon procedures engagement.

This report is intended solely for the information and use of The Bank Street Group LLC and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Reid CPAs, LLP

Woodbury, NY
August 26, 2024

THE BANK STREET GROUP LLC

SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENT AND PAYMENT RECONCILIATION
FOR THE FISCAL YEAR ENDED JUNE 30, 2024

SIPC NET OPERATING REVENUE	$ 39,684,264
GENERAL ASSESSMENT	$ 59,526
Less payment made with SIPC-6	21,848
PAYMENT MADE WITH SIPC-7	$ 37,678

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 6/30/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME THE BANK STREET GROUP LLC

SEC No. 8-53542

For the fiscal period beginning 7/1/2023 and ending 6/30/2024

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 39,684,264.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 39,684,264.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 0.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 6/30/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 39,684,264.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 59,526.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A		$ 21,848.00	
11 a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 637.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 21,211.00		
d	Add lines 11a through 11c		$ 21,848.00	
12	**LESSER** of line 10 or 11d.			$ 21,848.00
13 a	Amount from line 8		$ 59,526.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 21,848.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 37,678.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 37,678.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-53542	DEA: FINRA	2024	Jun

MEMBER NAME THE BANK STREET GROUP LLC
MAILING ADDRESS ATTN: JAMES HENRY
333 LUDLOW ST 3RD FLR SOUTH TOWER
STAMFORD, CT 06902

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

THE BANK STREET GROUP LLC	Nebrissa Song
(Name of SIPC Member)	(Authorized Signatory)
7/21/2024	song@securitiesconsultinggroup.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.